MANAGEMENT DISCUSSION AND ANALYSIS

Form 51-102F1

For the Period Ending

June 30, 2005

 (Restated)

1.1      Date of Information

As discussed herein this Management’s Discussion and Analysis (“MD&A”) has been amended to give effect to the restatement as described in “Restatement” below and in “Restatement” in Note 2 of the restated consolidated financial statements for the three and six months ended June 30, 2005. Apart from revisions resulting from the restatement and item 1.15, this MD&A does not reflect events subsequent to August 22, 2005.

1.2      Overall Performance and Results of Operations

General

The following restated MD&A of Augusta Resource Corporation, (the “Company”) should be read in conjunction with the accompanying restated unaudited interim financial statements for the six months ended June 30, 2005 and with the audited financial statements for the years ended December 31, 2004 and 2003, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles.

Restatement

During the preparation of the Form 40-F filing document, a requirement of an American Stock and Options Exchange (AMEX) listing the Company is pursuing, the Company discovered non-cash errors relating to its financial statements for the first quarter ended March 31,2006 as well as for the each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. CICA handbook section 3861 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option model (Black-Scholes) used for valuing stock options and warrants issued, the Company concluded that the time period used to calculate the volatility assumption required adjustment.

Additional second quarter adjustments (which were properly reflected in the year end consolidated financial statements) relate primarily to the change in the discount rate for the debt incurred in the Mount Hamilton acquisition from 4% to 15% and the recording of the tax gross-up, (see Note 7 to the restated consolidated financial statements for the three and six months ended June 30, 2005).

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Company is engaged in the exploration and development of mineral properties located in Pima County, Arizona; White Pine County, Nevada; Grant County, New Mexico; and in the Coronation Diamond District in Nunavut, Canada. These properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it has entered into an agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona. The property is approximately 50KM southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

The property contains three known potentially open-pit mineable copper/molybdenum skarn deposits on patented mining claims. Anaconda/Amax and Asarco conducted over 232,000 feet of diamond drilling on the property. This drilling has outlined a historical resource of approximately 5 billion pounds of copper. These are historical figures. Augusta has not yet completed the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore, the resource figures should not be relied upon. The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for cash payment of US $20,800,000 payable over a three year period. The Company has made the first payment of US $6,666,666.

During the Quarter the Company reviewed the historic geologic model and drill data and constructed an electronic data base, which included updated structure and lithology. Mine Reserve Associates of Denver was contracted to calculate a modern resource estimate of the deposit. WLR Consulting Inc. of Denver will use the resulting resource estimate to generate initial pit-optimizations that in turn will provide initial economic and technical guidance to the project. Results of these studies were received in July and have been used by the company for the design of a diamond drilling program.

The Company has initiated re-sampling of four of the original core holes to verify analyses on the previous work on the project conducted by Anamax and Asarco. The sampling is being carried out under a strict QA/QC program, reviewed by an independent professional, that includes inserted standards, blanks and check assays. This same QA/QC program will be applied to any new drilling conducted by the Company.

The Company plans to contract one or more drilling contractors in July and August 2005 to carry out a confirmation and in-fill drilling program initially totalling 3,000 metres in size designed to develop an updated modern resource estimate. Once results from the program are received, the Company may determine to undertake a second phase drill program which would be designed to add new measured and indicated resources to the main Rosemont zone that is still open to the east.

A pre-feasibility study and corresponding technical report are planned for completion during the fourth quarter of 2005. Washington Group International Inc. has been retained to lead the pre-feasibility study and Stantec Consulting has been retained to develop the environmental, hydrological, closure and permitting plans, schedules and cost estimates.

Total project expenditures to complete the exploration, pre-feasibility and related technical study are expected to range from $1.7 million to $2.5 million, depending on the final number of diamond drill holes in the ultimate program.

As of the end of the Q2 2005 project expenditures on this work program have totalled $73,072.

Properties in White Pine County, Nevada

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The Company purchased the Mount Hamilton Gold Project by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., the holder of the property. The terms of the acquisition include the payment of $3,000,000 USD payable in cash over two years (Net present value of $3,103,438), 3,750,000 common shares at $0.16 USD per share, fair value of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of $0.16 USD per share for a period of two years, fair value of $465,163. Under the terms of the acquisition the Company assumed the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments to Centennial Minerals Company, LLC. Prior to commercial production, $100,000 USD per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD.

Effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals Ltd. The purchase method was used to account for this transaction and the entire purchase consideration of $4,337,601 was allocated to the mining property acquired.

The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition. On March 4, 2005, the Company announced that the TSX Venture Exchange has given conditional approval for the acquisition of the Mount Hamilton Gold Project. The terms of the acquisition are $3,600,000 USD payable in cash over two years ($3,000,000) and stock (3,750,000 units). The units consist of one share and one warrant, with each warrant entitling the holder to purchase one common share at $0.16 for a period of two years. The acquisition closed on May 6, 2005.

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

The Company plans to drill approximately 3,000 metres of diamond core to verify previously discovered mineralized bodies and explore their extensions. Permit applications are in place for this drilling program and approval is expected in the coming quarter. Data acquisition and compilation from earlier exploration programs is underway. Total Phase I program budget is estimated at $600,000 and is planned for completion in 2005.

As of the end of the Q2 2005 project expenditures on this work program have totalled $155,138.

Property in Grant County, New Mexico

On May 11, 2005, the Company closed the acquisition of the Lone Mountain project in New Mexico. The Property is approximately 5 miles from the town of Silver City, New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of US$4,850,000 and payments of US$1,000,000 cash and 325,000 common shares over a 3 year period. In addition, until the property is in commercial production, the Company will make payment of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary.

A Phase 1 drilling program of approximately 3,000 metres of diamond core is anticipated to verify and extend deep, relatively high-grade Cu-Zn mineralization. The permit applications have been submitted and approval is expected in August of this year.

Virtually all of the data from previous programs has been acquired and the completion of an electronic database is planned for the coming quarter. Scoping level studies will commence upon completion of the Phase 1 program, and are expected to be completed by January 2006. Total Phase I program budget and scoping study is estimated at $1,000,000.

As of the end of the Q2 2005 project expenditures on this work program have totalled $22,538.

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for four properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

The property agreements for the four properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date, and 58,335 shares by the first anniversary date of the initial share issuance. NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and

10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

As at June 30, 2005, the financial statements show Mining Properties Costs of $247,907 and Deferred Exploration Expenses of $3,594 related to these properties. The Company has issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at a deemed price of $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval. The Company has no plans to conduct any work on these properties, pending receipt of reports of work performed by the Primary Optionees.

As at June 30, 2005, the Company’s capitalized costs on its mining assets were as follows:

	Mining Properties Cost		Deferred Exploration Expenses
Mining assets:	2005	2004	2005	2004
Rosemont property	$8,439,226	$-	$73,072	$-
Mt. Hamilton property	6,574,757	37,157	142,349	16,191
Lone Mountain property	271,236	-	22,538	-
Shell property	-	-	12,789	-
Coronation Diamond District properties	247,907	247,907	3,594	3,594
	$15,533,126	$285,064	$254,342	$19,785

Mining properties:	2005	2004
Balance, beginning of year	$285,064	$544,706
Acquisition costs	13,048,062	37,157
Acquisition tax gross-up	2,200,000
Write-offs	-	(296,799)
Balance, at June 30, 2005 and December 31, 2004	$15,533,126	$285,064

Deferred exploration expenses:
Balance, beginning of year	$19,785	$174,549
Geologists, consultants and professional services	234,557	57,591
Write-offs	-	(212,355)
Balance, at June 30, 2005 and December 31, 2004	$254,342	$19,785

Results of Operations

The following table shows the operating results for the period ending June 30, 2005 and 2004 (restated).

			(INCREASE)/
	2005	2004	DECREASE

EXPENSES
Accounting and audit	$-	$(500)	$500
Administration	15,000	15,000	-
Consulting	38,752	-	38,752
Debt issue costs	45,178	-	45,178
Filing and regulatory	114,846	12,680	102,166
Fiscal and advisory services	17,023	-	17,023
Foreign exchange (gain)	2,440	1,741	700
Interest and finance charges	343,627	5,291	338,337
Investor relations	33,236	-	33,236
Legal fees	5,251	-	5,251
Office and sundry	130,714	3,295	127,419
Recruitment fees	45,174	-	45,174
Salaries and benefits	211,427	87,657	123,770
Stock based compensation	345,525	-	345,525
Travel	20,170	3,511	16,659

Loss from operations	(1,368,363)	(128,674)	1,239,689
Interest and other income	7,420	-	(7,420)
Gain from settlement of debt	8,847	-	(8,847)
Write-off of mining assets	-	(509,154)	(509,154)

LOSS FOR THE PERIOD	$(1,352,096)	$(637,828)	$714,268

Operating loss for the six-month period ending June 30, 2005 was $1,368,363. This was $1,239,689 higher than the loss of $128,674 for the same period in 2004 as the Company was relatively inactive for fiscal year 2004. Management was continually searching for and negotiating prospective property acquisitions. These efforts only started to show results in the latter months of the year.

Filing and regulatory expenses are higher due to the acquisitions of the three properties located in the U.S. and the completion of four private placements generating an aggregate of $11,112,750. The Company also raised $6,000,000 through the issue of a convertible debenture.

Interest and finance charges are higher due to the $6,000,000 convertible debenture issued by the Company and the discounted notes payable issued on the acquisition of the Mt. Hamilton Property. The convertible debenture was recorded at a discount and bears a 9% annual interest rate and the notes payable issued on the acquisition of Mt. Hamilton are discounted at 15%.

Office and sundry expenses are higher due to the opening of the US office in Colorado, as well as the absorption of 50% of common facility expenses for the Vancouver office such as rent, communication, and miscellaneous office expenses that was wholly absorbed in 2004 by a related company with common directors and officers.

Recruitment fees were incurred for the search for a candidate for the President and CEO’s position.

Salaries and benefits are primarily higher due to the addition of the President & CEO and VP Exploration positions in Colorado. Both parties commenced their engagement in April 2005.

Stock based compensation are the calculated cost of the options granted during the period to the corporate directors, officers and employees. As of June 30, 2004, no options had been granted in the year.

1.3      Select Annual Information

	2004	2003	2002
Total Revenue	nil	nil	nil
Loss before extraordinary items	(356,903)	(298,933)	(520,877)
Loss per share before extraordinary items	(0.03)	(0.04)	(0.10)
Diluted loss per share before extraordinary items	(0.03)	(0.04)	(0.10)
Total net loss	(866,057)	(298,933)	(520,877)
Total net loss per share	(0.06)	(0.04)	(0.10)
Total diluted net loss per share	(0.06)	(0.04)	(0.10)
Total assets	1,365,194	722,175	537,506
Total long-term financial liabilities	32,997	32,353	30,901
Cash dividends declared per share	nil	nil	nil

1.4      Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2005, 2004 and 2003 are as follows, the 2005 quarters have been restated:

			Net loss per share
	Revenue	Net Loss	basic & diluted
Jun 2005	Nil	861,062	$0.03
Mar 2005	Nil	491,034	$0.02
Dec 2004	Nil	97,916	$0.01
Sep 2004	Nil	130,313	$0.01
Jun 2004	Nil	577,324	$0.05
Mar 2004	Nil	60,504	$0.01
Dec 2003	Nil	21,482	$-
Sep 2003	Nil	65,424	$0.01

1.5      Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

The Company’s working capital as at June 30, 2005 was $936,750 compared with a working capital of $502,874 as at December 31, 2004. Its cash position as of June 30, 2005 was $6,181,209 in comparison to $989,799 as of December 31, 2004.

The Company has $6,316,453 due in debt obligations at June 30, 2005 compared to $56,285 at December 31, 2005, an increase of $6,260,168. These obligations have been incurred to purchase the Mount Hamilton property and for the $6,000,000 convertible debenture utilized for the initial payments for the Rosemont property. The amount due for the Mount Hamilton purchase is $2,500,000 USD and is expected to be funded through additional equity financing. On June 1, 2005 the Company issued a convertible debenture for $6,000,000. The debenture has a one-year term and is convertible into 2,181,818 common shares of the Company at a price of $2.75 per share. The debenture bears an interest rate of 9% annually and can be repaid in either cash or shares at the option of the Company. In connection with the debenture, the Company issued to the investor 363,363 common shares of the Company at a deemed price of $2.805per common share, which had a hold period that expired on October 2, 2005. The Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. in connection with the transaction. Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year expiring on June 14, 2006. The warrants have a hold period expiring on October 15, 2005 (See Note 9 of the restated consolidated financial statements for additional details on the convertible debt issue).

On November 18, 2005 the Company announced that it has re-negotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company retired $3,000,000 of the convertible debenture plus interest by payment of $1,620,000 in cash and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants with an exercise price of $1.44 expiring in one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuances of the warrants are subject to regulatory approval.

1.6      Capital Resources

The Company’s primary capital assets are mineral property assets, which are discussed in detail in section 1.2 Overall Performance. The Company has entered into several option agreements, which provide for exploration acquisitions and expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

On March 3, 2005, the Company closed the private placement for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

On April 15, 2005, the Company closed two private placements. One private placement was for 1,954,250 units for gross proceeds of $1,954,250. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. Upon closing, 977,125 warrants were issued with an expiration date of April 15, 2006. Finder’s fees of $118,947.50 cash and 30,015 broker’s warrants on the same terms as those issued under the placement, were paid.

The other private placement was for 1,544,250 units for gross proceeds of $3,088,500. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. Upon closing, 772,125 warrants were issued with an expiration date of April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants on the same terms as those issued under the placement, were paid.

On June 29, 2005, the Company closed a brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $3.00 for a period of two years expiring on June 29, 2007. Finder’s fees of $350,000 cash and 200,000 broker’s warrants on the same terms as those under the private placement, were paid.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

1.7      Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.8      Transactions with Related Parties

As of June 30, 2005, the Company incurred expenses of $15,000 (2004 - $15,000) for administrative services provided by a company in which Richard W. Warke, Chairman and a Director of the Company has a 25% interest. Administration services include services related to the general operations of the Company, day-to-day administrative office services (eg. facsimile capabilities and internet services), other administrative services which the Company may reasonably require from time to time, and rental of office equipment and furnishings.

As of June 30, 2005, the Company incurred salaries of $75,000 (2004 - $50,000) to Richard W. Warke, Chairman of the Company, $57,012 (2004 – nil) to Gil Clausen, President and CEO and $37,500 (2004 - $37,500) to Donald B. Clark, Director. Also, as of June 30, 2005, included in accounts payable and accrued liabilities is an amount of $37,500 (2004 - $171,250) due to Mr. Clark for salaries accrued in the current year.

At June 30, 2005, included in accounts receivable is an amount of $5,743 (2004 – nil) due from Sargold Resource Corporation, a related company with common directors and officers, as a result of cost sharing arrangement for office rent and operating expenses.

1.9      Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

1.10    Critical Accounting Estimates

Not applicable.

1.11    Changes in Accounting Policies including Initial Adoption

On January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock-based Compensation and Other Stock.

In March 2005, 450,000 stock options with an exercise price of $2.05 were issued to a certain director and officer of the Company resulting in a fair value at the date of grant of $937,202. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 191%, a risk free interest rate of 3.78% and an expected life of three years.

In April 2005, 125,000 stock options with an exercise price of $1.96 were issued to a certain officer of the Company resulting in a fair value at the date of grant of $259,400. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 185%, a risk free interest rate of 3.42% and an expected life of four years.

In June 2005, 100,000 stock options with an exercise price of $2.30 were issued to a certain director of the Company resulting in a fair value at the date of grant of $244,526. The fair value of stock compensation issued to the director was determined using the Black-Scholes valuation model assuming a volatility factor of 183%, a risk free interest rate of 3.17% and an expected life of four years.

1.12    Financial Instruments and Other Instruments

The carrying values of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, loans, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk

1.13    Commitments

The lease for the office space in Canada commenced on April 1, 2003 and ends February 27, 2006. The lease for the office space in Colorado started on June 1, 2005 and ends on May 31, 2008. The future minimum lease payments are as follows:

Year	$
2005	28,774
2006	64,836
2007	61,602
2008	25,974

1.14    Other MD&A Requirements

SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2003	9,164,555	$4,081,331
Issued for finder's fees	140,000	7,000
Issued for cash	10,460,000	523,000
Common shares, Balance at December 31, 2004	19,764,555	4,611,331
Issued for convertible debenture investor bonus	363,363	1,019,233
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	395,833	46,250
Issued for warrants exercised	1,000,000	100,000
Common shares, Balance at June 30, 2005	34,622,260	15,032,365
Issued for warrants exercised	376,250	250,313
Common shares, Balance at August 22, 2005	34,998,510	$15,282,678

(c)	Options

The following table summarizes the status of the Company’s stock option plans as at June 30, 2005:

	2005
		Average Exercise
	Number of Shares	Price
Outstanding at beginning of year	1,096,000	$0.15
Granted	675,000	$2.07
Exercised	(395,833)	$0.12
Expired	(16,667)	$0.45
Cancelled	(266,667)	$0.15
Outstanding at June 30, 2005	1,091,833	$1.35

Options exercisable at June 30, 2005	466,833

The following table summarizes information about stock options outstanding at June 30, 2005:

					Weighted
	Number	Weighted Average	Weighted	Number	Average
	Outstanding at June	Remaining Contractual	Average Exercise	Exercisable at	Exercise
Exercise Prices	30, 2005	Life	Prices	June 30, 2005	Prices
$ 0.30	87,666	0.5 Years	$ 0.30	87,666	$ 0.30
$ 0.33	66,667	1.8 Years	$ 0.33	66,667	$ 0.33
$ 0.10	50,000	4.2 Years	$ 0.10	0	$ 0.10
$ 0.10	212,500	4.3 Years	$ 0.10	200,000	$ 0.10
$ 2.05	450,000	4.7 Years	$ 2.05	112,500	$ 2.05
$ 1.96	125,000	4.8 Years	$ 1.96	0	$ 1.96
$ 2.30	100,000	5.0 Years	$ 2.30	0	$ 2.30
	1,091,833			466,833

Subsequent to the quarter, the Company granted 2,085,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of $1.56 per share for a period of five years expiring on August 22, 2010.

(d)	Warrants

The following table summarizes information about warrants outstanding at June 30, 2005. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
Currency	Exercise Price	Expiry Dates	January 1, 2005	Issued	Exercised	Expired	June 30,2005
CDN	$ 0.45	March 3, 2006	-	1,750,000	-	-	1,750,000
CDN	$ 1.25	April 15, 2006	-	1,007,140	-	-	1,007,140
CDN	$ 2.50	April 15, 2006	-	832,155	-	-	832,155
CDN	$ 0.10	May 6, 2006	7,660,000	-	200,000	-	7,460,000
CDN	$ 2.75	June 14, 2006	-	218,181	-	-	218,181
CDN	$ 0.10	November 7, 2006	2,800,000	-	800,000	-	2,000,000
USD	$ 0.16	May 6, 2007	-	3,750,000	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	-	2,200,000	-	-	2,200,000
			10,460,000	9,757,476	1,000,000	-	19,217,476

Subsequent to quarter end, an additional 376,250 warrants have been exercised for total proceeds of $250,313.

(e)	Contributed Surplus

On June 30, 2005, the contributed surplus was as follows:

2005
Balance - Beginning of year	$104,500
Stock-based compensation expense for the year	345,525
Fair value of warrants issued on acquisition	465,163
Fair value of equity component of convertible debenture	1,478,083
Fair value of warrants issued on debt issuance	247,769
Fair value of warrants issued on private placements	2,722,199
Fair value of broker warrants issued	213,631
Balance - June 30, 2005	$5,576,870

1.15    SUBSEQUENT EVENTS

On July 12, 2005, the Company announced that it is starting a program of approximately 3,000 metres of diamond drilling at its Rosemont project in Arizona.

On November 18, 2005 the Company announced that it has re-negotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company retired $3,000,000 of the convertible debenture plus interest by payment of $1,620,000 in cash and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants with an exercise price of $1.44 expiring in one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuances of the warrants are subject to regulatory approval.